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Atlas Copco to acquire Canadian manufacturer of drilling consumables

Stockholm, Sweden, April 7, 2006: Atlas Copco Canada Inc. has signed an agreement with Thiessen Equipment Ltd, Canada, to acquire the global operations of Team Manufacturing, known as Thiessen Team Mining Products. Thiessen Team has annual revenues of approximately MSEK 160 (MEUR 17) and 142 employees. The acquisition is expected to be completed by May 1, 2006.

Thiessen Team is a leading manufacturer of consumables for rotary drilling and raise boring. The company has its head office and manufacturing facilities in Langley (Vancouver), Canada. The company also has manufacturing facilities, sales offices and distributors/agents in several countries.

The acquisition will bring with it products that complement Atlas Copco Secoroc's existing range of drilling consumables. It fits in with Atlas Copco Construction and Mining Technique's strategy of offering a more complete product assortment to surface mining and raise boring markets and of increasing revenues through consumables sales.

"The acquisition will allow us to further develop the rotary drilling consumables market for surface mining and strengthen our position in raise boring consumables," says Björn Rosengren, Business Area President, Construction and Mining Technique. *"It will also help us to increase our customer share with key customers."*

The acquired business will become part of the Secoroc division within the Atlas Copco Construction and Mining Technique business area. It will operate under the Atlas Copco brand.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MSEK 5 600). Learn more on www.atlascopco.com.

Atlas Copco Secoroc is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drilling tools, and has established a world-wide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division's headquarters are located in Fagersta, Sweden. The division has eight production plants on four continents. More information is available on www.atlascopco.com.

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